CONTACT:	Filed by: Unisphere Networks, Inc.

Terry Frechette	Pursuant to Rule 425 under the

Public Relations Manager	Securities Act of 1933.

Unisphere Networks	File No. 132-

978-848-0453	Subject Company BroadSoft Inc.

Tfrechette@unispherenetworks.com

UNISPHERE NETWORKS TO ACQUIRE BROADSOFT

BroadSoft’s Applications Provide Strong Complement to Unisphere’s Next

Generation Switching Portfolio

CHELMSFORD, MASS. (OCTOBER 20, 2000) —Unisphere Networks, Inc. today announced a definitive agreement to acquire BroadSoft, Inc. of Gaithersburg, Maryland. BroadSoft is a leading vendor of service delivery and creation systems that enable service providers to offer next-generation telephony applications. This acquisition underscores Unisphere’s strategy to offer service providers an enhanced portfolio of integrated IP public networking solutions to enable next-generation voice and data services.

Unisphere’s SMX-2100 Service Mediation Switch and SRX-3000 Softswitch are complemented by BroadSoft’s services systems. BroadSoft’s software architecture supports a rich set of web-enabled business telephony applications such as call waiting, voice mail, conferencing, auto-attendant and follow-me-anywhere services that allow providers to quickly enter new markets. Together, the two companies’ products offer an integrated, end-to-end solution for building packet-based networks that can deliver next-generation services. Additionally, this synergistic solution set can help service providers make the shift from circuit-based to packet-based networks and accelerate the delivery of new converged services to customers.

The BroadSoft team will join Unisphere’s Voice Products Group, led by Chief Operating Officer Tom Burkardt. Michael Tessler, BroadSoft’s founder, president and CEO, will head the group, which will be based in Gaithersburg, MD, and maintain its Montreal office. BroadSoft was founded in 1998 and has approximately 110 employees in the U.S. and Canada.

Under the terms of the agreement, Unisphere will exchange shares of Unisphere common stock for outstanding shares and options of BroadSoft, Inc. The acquisition has been approved by the board of directors of each company and is subject to a number of closing conditions.

In connection with the proposed transaction, Unisphere will file a prospectus/proxy statement with the Securities and Exchange Commission. Investors and security holders of BroadSoft are advised to read the prospectus/proxy statement when it becomes available, because it will contain important information. Investors and security holders of BroadSoft may obtain a copy of the prospectus/proxy statement (when available) and other documents filed by Unisphere with the SEC at the SEC’s web site at www.sec.gov. Copies of the prospectus/proxy statement (when available) and other documents filed by Unisphere with the SEC may also be obtained from Unisphere by directing a request to Credit Suisse First Boston at Eleven Madison Avenue, New York, NY 10010, (212) 325-2000.

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Unisphere Acquires BroadSoft, page 2

ABOUT UNISPHERE NETWORKS, INC.

Unisphere Networks is a provider of data and voice platforms for service providers. Our edge routing switch, service mediation switch, and network and services management solutions help service providers create and deliver innovative IP solutions. Unisphere Networks also offers service providers technical expertise and professional services in order to deploy and maintain next-generation networking solutions. For more information, please visit Unisphere Networks at www.unispherenetworks.com.

ABOUT BROADSOFT, INC.

BroadSoft, Inc. is a leading provider of service delivery systems for next-generation telephony services. BroadWorks, the company’s flagship product, allows integrated communications providers (ICPs) to design and deploy web-enabled enhanced telephony services to their customers. BroadSoft is funded by Bessemer Venture Partners, BroadBand Office, Charles River Ventures, Columbia Capital Corporation, Comdisco Ventures, and Crescendo Ventures. BroadSoft is a founding member of the International Softswitch Consortium (www.softswitch.org). BroadSoft was founded in 1998 and is located in Gaithersburg, Maryland. For more information, please visit BroadSoft at www.broadsoft.com

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Unisphere is a trademark of Unisphere Networks, Inc. All other company and product names are trademarks or registered trademarks of

their respective owners.

UNISPHERE NETWORKS TO ACQUIRE BROADSOFT, INC.

Questions & Answers

Q: WHAT TYPE OF RELATIONSHIP HAS UNISPHERE ESTABLISHED WITH BROADSOFT?

A: On October 20, Unisphere signed a definitive “Agreement and Plan of Merger” to acquire BroadSoft; this Agreement is subject to a number of closing conditions.

Q: WHAT IS BROADSOFT’S COMPANY BACKGROUND?

A: Founded in 1998, BroadSoft is an industry-leading provider of enhanced services for next generation networks. BroadSoft’s headquarters resides in Gaithersburg, Maryland with a total of 110 employees. Their flagship product, BroadWorks, is a service delivery system that enables communications service providers to design and deploy enhanced telephony services for their customers. BroadWorks leverages the emerging packet-based broadband networks with one of the industry’s first open software platform for enhanced communication services.

Q: WHAT ARE THE FINANCIAL ASPECTS OF THE CONTRACT?

A: Unisphere will exchange shares of common stock for outstanding shares and options of BroadSoft, Inc. The actual number of shares is variable and will be determined based on a formula in the acquisition agreement.

Q: WHY HAS UNISPHERE ACQUIRED BROADSOFT?

A: Unisphere is focused on delivering IP Service Networks. We are building the platforms and infrastructure upon which current and next generation communications will take place. The successful adoption of this infrastructure depends on the delivery of the services that run over it. BroadSoft provides a set of those services and a platform to create more. BroadSoft’s new software architecture supports a rich set of business options such as call waiting, voice mail, conferencing, auto-attendant and follow-me-anywhere services that can allow service providers to enter new markets. Their vision and strategy complement ours and together we can offer traditional services and new converged services over an infrastructure of products designed to support them. Service providers can leverage the technology shift from circuit- to packet-based networks by accelerating the delivery of new converged services to customers.

Q:WHAT IS THE PRODUCT THAT BROADSOFT BRINGS TO UNISPHERE?

A: BroadSoft’s flag-ship product, BroadWorks, is an application server that enables voice applications, such as call transfer, personal web-based phone lists, call-waiting, caller-id, selective call-forwarding, call restrictions including Do-Not-Disturb, Voice Mail, Voice Mail to Email, Auto Attendant, Nationwide CENTREX, and a Web-based Customer Care Interface. BroadSoft’s application server is a software-based tool that provides revenue generating telephony services to a service provider’s network.

Q:HOW WILL THE BROADWORKS PRODUCT BE INTEGRATED WITHIN THE UNISPHERE PORTFOLIO?

A: The BroadWorks product is an application server and will complement the existing voice and data products that Unisphere currently develops. Unisphere’s voice and data switching products will access the BroadSoft Application server using industry standard interfaces, such as the Session Initiation Protocol (SIP) Application Programmable Interface (API). This will allow for real-time telephony services to be created, which in turn enables service providers to differentiate themselves by offering on-demand services. Over time, we expect to cooperatively enhance our products to allow customers more flexibility for designing reliability, availability and manageability into their networks.

Q:FROM A CORPORATE PERSPECTIVE, WHAT WILL HAPPEN TO BROADSOFT POST-ACQUISITION?

A: Current plans intend for BroadSoft to become the Applications division of Unisphere Networks and remain in its current headquarters at 220 Perry Parkway in Gaithersburg, Maryland. Mike Tessler, CEO of BroadSoft, will lead this new division for Unisphere.

Q:HOW DOES THIS ACQUISITION BENEFIT UNISPHERE’S CUSTOMERS?

A: Unisphere has selected an industry leader in the application server space who can provide benefits to service providers, quickly. We believe that the combined capabilities of BroadSoft’s BroadWorks and the Unisphere SRX-3000 softswitch will give service providers the tools they need to define, create and deliver voice and data services to any subscriber while allowing subscribers immediate access to those services. In addition, BroadSoft brings to Unisphere value-added voice services that can be deployed soon.

Q:WHAT WILL HAPPEN TO THE BROADSOFT EMPLOYEES AND ITS CURRENT OFFICES?

A: It is the current intention for BroadSoft’s operations to continue to take place in Maryland and Montreal. It is very important for both companies that BroadSoft remain focused on their current plan, and that their employees understand that the Applications division and the products they produce are a vital part of Unisphere and the shared BroadSoft and Unisphere vision.

Application Server Features

Starter Service Pack

Call Waiting
Call Forward Variable
Three way Calling
Call Transfer
Call Transfer with consultation
Caller Identity Blocking
Call Pick-up
Call Park
Last Number Redial (*69)
Automatic Callback
Extension Dialing
Calling Line Identity
Calling Name Delivery

Optional User Services

Voice Mail (w/ Call Forward Busy)
Message Waiting Indicator

Unisphere NETWORKS

Combined Product Vision

BROADSOFT
Application Server
Media Servers
SRX-3000 Softswitch
SIP
SS7
PSTN
SMX-2100 Media Gateway
SIP
MGCP
Access Gateways
IADs
IP Phones

Unisphere NETWORKS